Hellenic Telecommunications Organizations S.A.

VIA EDGAR

September 14, 2011

United States Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Attn:

Robert S. Littlepage

Re:

Hellenic Telecommunications Organization S.A.

Form 20-F for the Fiscal Year Ended December 31, 2010

Filed June 17, 2011

Forms 6-K

Filed June 1, 2011 and June 23, 2011

File No. 001-14876

Dear Mr. Littlepage,

This is in response to the staff’s comment letter dated September 8, 2011, with respect to the above-referenced filings.

We understand that our counsel, Dewey & LeBoeuf LLP, spoke with you on September 13, 2011 regarding a request for an extension of the deadline for responding to the staff’s letter.  As discussed, our financial and accounting teams are reviewing the comments and need additional time in order to prepare our response.  We request a seven (7) business day extension to the letter (or until October 3, 2011) in order for us to be in a position to file a response that we expect will address your comments in a complete and detailed manner. We understand, based on your discussion with our counsel, that this extension request will be acceptable.

If you have any comments, or would like further information, please contact the undersigned at +30 210 611 1574, or Mr. George Barboutis with the London Office of Dewey & LeBoeuf LLP at +44 20 7459 5321.

Sincerely,

/s/ Dimitrios Tzelepis

Dimitrios Tzelepis

Head, Investor Relations Department

cc:

Kevin Copp

Group Chief Financial Officer

Hellenic Telecommunications Organization S.A.

George Barboutis

Dewey & LeBoeuf LLP